Exhibit 99.1

Lilium Reaffirms 2026 Target for First Customer Deliveries and Provides Additional Detail on Testing Program

•	First aircraft (Lilium Jet MSN 1) to be used exclusively for ground testing starting in a few weeks
•	Second aircraft (Lilium Jet MSN 2) to be used for first manned flight in early 2025, will start ground testing in the fall, soon after MSN 1
•	Three aircraft in production by year-end
•	Full structural aircraft for static tests available in fall
•	Engineering simulator developed by FlightSafety International to be delivered early 2025
•	Lilium prepares operational support with Flight Crew Training Simulator and Lilium POWER-ON, its support and services organization

MUNICH, GERMANY, July 17, 2024:  Lilium (NASDAQ: LILM), a leading electric aircraft manufacturer and pioneer in Regional Air Mobility (RAM), today confirmed its delivery schedule allowing first customer deliveries in 2026 and provided additional program details. This confirmation is based on a recent program review that considered the testing and validation requirements needed prior to first manned flight, which is now scheduled for early 2025, and the readiness of its support organization and training devices for its customers.

Lilium is currently building the first two aircraft at its production facility in Gauting, south of Munich, Germany. The company has been working with FlightSafety International on an engineering simulator which will be delivered early next year. The simulator will be used to support the type certification program.

Lilium Jet MSN 2, now scheduled to perform the first manned flight in early 2025, is being assembled with its fuselage, landing gear, wing, canard, and electric harnesses. This change, driven by the delivery of certain parts of flight-testing equipment, component parts of the aircraft, and software, is due to the indirect effects of the ongoing industry-wide supply chain constraints. This shift has no material impact on customer deliveries, program planning, or total program costs. Assembly of MSN 3 will start later this year and the aircraft will join the certification flight test campaign in 2025.

Lilium and FlightSafety International will soon present a flight crew training simulator to EASA and FOCA (the Swiss Federal Office of Civil Aviation which supports EASA in the training program certification). This will pave the way to final development of the training devices.

On top of its certification effort, Lilium continues to build its support and services organization, Lilium POWER-ON, to ensure a smooth entry into service experience for its customers. After having partnered with AJW Group for material services, Dedienne for the Ground Support Equipment, and StarCharge for its charging station, Lilium POWER-ON is now concentrating its efforts on digital solutions.

Klaus Roewe, CEO of Lilium, explained: “Lilium continues to make significant progress towards entry into service of its Lilium Jet, not only on certification but also training devices and support and services for our customers. Our latest program review highlighted that our plan for 2026 first deliveries is confirmed despite the new timeline for the first flight, with no material impact on customer deliveries. With EASA, we continue to be working on the highest safety level of our product and we are ramping up production of our test aircraft. We also want to announce by year end the 2026 launch location of the Lilium Jet with one of our customers.”

Contact information for media:

Rainer Ohler

+49 172 4890353

Rainer.ohler.ext@lilium.com

press@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium:

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1,000 strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, including the ongoing development of its support and services organization; (ii) the markets and industry in which the Lilium Group operates or intends to operate; (iii) the Lilium Group’s progress towards type certification (and type certificate validation) of its Lilium Jet with EASA and the FAA, including development of an engineering simulator to support this process; and (iv) the production, certification, flight testing program, delivery schedule and related timelines for the Lilium Jet. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.